GREIF, INC.
425 Winter Road
Delaware, Ohio 43015
(740) 549-6000 (General Number)
(740) 549-6101 (Facsimile Number)
March 12, 2010
VIA EDGAR
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Greif, Inc.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed on December 23, 2009
File No. 1-00566

Ladies and Gentlemen:
This letter supplements the February 26, 2010 letter from Greif, Inc. (the “Company”) regarding the February 16, 2010 and March 5, 2010 comment letters from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the subject filing.
As requested, the Company will file exhibits 10(r) and 10(y) in their entirety as exhibits with the Company’s Form 10-Q for its fiscal quarter ended April 30, 2010. However, to the extent that any such schedules or exhibits contain confidential information, the Company reserves the right to redact such information and request confidential treatment thereof.
The Company acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in this filing; (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact the undersigned at (740) 549-6100.
Very truly yours,
GREIF, INC.
By /s/ Gary R. Martz
     Gary R. Martz
     Senior Vice President and General Counsel